EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Interactive Intelligence, Inc.

We consent to incorporation by reference in the Registration Statement (No. 333-33772) on Form S-8 of Interactive Intelligence, Inc. of our report dated June 24, 2005 relating to the statements of net assets available for benefits of the Interactive Intelligence, Inc.
401(k) Savings Plan as of December 31, 2004 and 2003 and the related statements of changes in net assets available for benefits for the years then ended, and the supplemental schedule, Schedule H, Line 4i, Schedule of Assets (Held at End of Year), which report appears in the December 31, 2004 annual report on Form 11-K of the Interactive Intelligence, Inc. 401(k) Savings Plan.

/s/ KPMG LLP
Indianapolis, Indiana
June 28, 2005